Exhibit 99.1

Email Subject: Marking the 9th Anniversary of our IPO

Dear Sailors,

Nine years ago today, on October 20th 2017, we became a publicly listed company on the New York Stock Exchange.

I still remember standing on the NYSE podium that morning, waiting to ring the bell. It had been eight years from our founding in 2009 to that moment – eight years of hard work, sleepless nights, constant problem solving, and long stretches where we did not know whether we were going to make it or die trying. When the bell rang and the floor erupted, I felt a flood of joy and relief in equal measure. It remains one of the happiest days of my life.

That morning, I believed that we had won the race. I was wrong about that, and I’m glad I was.

Our IPO was not the finish line; it was the starting line. Everything we had done to build from nothing to something, to get big enough and good enough to list, had only earned us the right to compete. The bell I rang that day was not a victory bell, but a starting pistol!

Nine years on, here is where that race has taken us. Comparing our most recent quarter with the quarter in which we listed: Garena’s quarterly active users have grown almost 10 times, from 69 million to 666 million. Shopee’s quarterly GMV has grown 35 times, from $1.1 billion to $38.3 billion. And our quarterly revenue has grown more than 80 times, from $94 million to $7.8 billion.

All three of our businesses are well-scaled, profitable, and still growing. None of this would have been possible without going public. Listing gave us capital, gave us credibility, and let far more people contribute to – and share in – what we were building.

We may well ring that bell again! At our IPO, our financial services business was still tiny compared to where it is today. Since then, Monee has been running the same race we ran between 2009 and 2017– building something out of nothing, and working to make it big enough and good enough to go public.

We believe Monee is approaching the point where it can stand on its own two feet and begin its own race. Going public could give it the resources and the room to go further and faster than it can today.

We will keep building this way: wave after wave, cycle after cycle. From starting up, to listing, to racing – and then starting up again.

Let me tell you about our next start-up.

For more than ten years, we have quietly built and run our own cloud platform. It was never a side project. It is the backbone powering Garena, Shopee and Monee’s scale every single day, at a level of cost and reliability we could not have bought from anyone else.

Over the last two years, around 500 Sailors have been rebuilding that platform to power something new: the wave of AI applications rising across every part of Sea. Because of their work, taking an AI idea from a whiteboard to production inside our company is now dramatically faster than it was two years ago.

We are now going to offer that capability to the world. Its name is Sea Cloud.

When we built Shopee at the start of the mobile internet era, we made it mobile-first while much of our competition was still thinking in terms of websites. We believe AI is that moment again. Sea Cloud will be an AI-first enterprise platform, built by a team that has spent a decade running infrastructure at enormous scale, under real commercial pressure, for some of the most demanding consumer businesses in this region. That’s a credential that can’t be bought; it’s one you can only earn by operating.

Nine years ago, I could not have imagined where we would be standing today. And what strikes me most is not how far we have come, but that after all this time, we still have the aspiration to start again. This anniversary is meaningful to me not as a milestone to pass, but as a reminder of how we never stop running: we build something, get it to the starting line, and then start again. Our race is far from over. In many ways, we are only at the start of it.

There will be more bells. Every one of them will be a beginning, not an ending.

Happy IPO anniversary, Sea!

Sincerely,

Forrest